MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2012
(Expressed in US dollars)

Table of Contents

1.0 INTRODUCTION	3
2.0 BUSINESS OVERVIEW	4
2.1 OVERVIEW OF THE BUSINESS	4
2.2 COMPANY PRODUCTS AND SERVICES	4
2.3 MARKETS AND TRENDS	6
2.4 STRATEGY	9
3.0 OVERVIEW	11
3.1 OUTLOOK	11
4.0 FINANCIAL REVIEW	12
4.1 NON-IFRS MEASUREMENTS	12
4.2 RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012	14
4.3 RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012	17
4.4 SUMMARY OF QUARTERLY RESULTS	20
4.5 LIQUIDITY AND FINANCIAL CONDITION	21
4.6 CAPITAL RESOURCES	22
4.7 CONTRACTUAL OBLIGATIONS AND CONTINGENCIES	25
4.8 ISSUED CAPITAL	26
5.0 OFF BALANCE SHEET ARRANGEMENTS	27
6.0 TRANSACTIONS WITH RELATED PARTIES	27
7.0 PROPOSED TRANSACTIONS	28
8.0 CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES	28
9.0 OUTSTANDING SHARE DATA	30
10.0 DISCONTINUED OPERATIONS	30
11.0 RISKS AND UNCERTAINTIES	31
12.0 DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	31
12.1 DISCLOSURE CONTROLS AND PROCEDURES	31
12.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING	32
12.3 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	32

1.0 Introduction

The following management’s discussion and analysis (MD&A) of Norsat International Inc. (“Norsat”, “the Company”, “we” or “us”) as of November 6, 2012 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2012 and 2011, and related notes included therein. These unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and in accordance with International Accounting Standard 34 – Interim Financial Reporting. All amounts are expressed in United States dollars unless otherwise indicated. The MD&A and unaudited condensed interim consolidated financial statements were reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors.

Additional information relating to the Company including our most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in our operations in future periods, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about our market opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan, the adequacy of our available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments we anticipate will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Information Form under the heading “Risk Factors”. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

2.0 Business Overview

2.1 Overview of the Business

Norsat is a leading provider of innovative communication solutions used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, search and rescue operators and others. Our solutions enable the transmission of data, audio and video for challenging applications and environments. Our products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through our Norsat Power Solutions segment, we provide power conversion and energy storage solutions for the communications, transportation and resource sectors.

Our business currently operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products. We also have three additional segments which have limited activity – Maritime Solutions, Remote Network Solutions and Norsat Power Solutions.

Our common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

2.2 Company Products and Services

Sinclair Technologies

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme weather conditions. Within these two main product lines, we offer over 2,000 distinct products including Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multicouplers, and Accessories.  Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

Antennas

Our Sinclair Technologies segment has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, military and mobile radio applications. Some of these frequencies are currently being “re-farmed” or re-allocated to new applications by governing bodies such as the FCC in the US and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through relatively minor modifications to our existing products. This, in turn, preserves our leadership position in the antenna market.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. Our family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

Filters

Sinclair Technologies  also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers.  Our filter product line is based on standard cavity and combines resonator technologies, as well as very small high-performance filters, using cross-coupled technology.

Satellite Solutions

Our Satellite Solutions segment, established in 2003, provides a comprehensive portfolio of transportable satellite terminals and software interfaces designed for easy portability and reliable  broadband connectivity over satellite links in places where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. Our portfolio of portable satellite systems includes:

The Norsat GLOBETrekkerTM: an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekkerTM is ideal for users who are highly mobile such as military special forces, emergency first responders, business continuity managers, search and rescue services and journalists.

The Norsat Rover:  a complete satellite terminal that fits into an extended-mission backpack. The Norsat Rover is capable of data transfer rates of approximately 1.0 Mbps and is still compact enough to fit into a single backpack.

OmniLink™: a product family designed to address the demanding needs of users seeking to establish broadband connectivity on a temporary basis, but for longer periods of time. This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

We believe our satellite solutions technology offers superior functionality, usability and portability compared to competitive offerings.  Several companies offer satellite systems that provide similar functionality, but they are generally larger than GLOBETrekkerTM or OmniLinkTM. Therefore, we believe these larger products are unsuitable for applications and markets where portability is a key requirement.

Microwave Products

Our Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers (“LNBs”), transmitters (“BUCs”), transceivers, solid-state power amplifiers (“SSPAs”) and other customized products.

Norsat is a market leader in microwave products.  Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation.  We believe that we have the largest market share of any competitors in this space.

Maritime Solutions

We created our Maritime Solutions segment in 2008 when we entered the marine satellite business. This segment provides broadband connectivity over satellite for industries that operate in a marine environment.  Examples include commercial fishing, recreational fishing and boating, and the oil and gas industry. We continue to explore different alternatives for leveraging our technology into this area.

On July 17, 2012, we sold Norsat Italia S.r.l., a wholly owned subsidiary of the Company for cash consideration of Euro 70,000. Norsat Italia S.r.l operated our vessel monitoring unit which formed part of the Company’s Maritime segment. Subsequent to the sale, we began reporting other Maritime Solutions revenue under our Satellite Solutions segment. Please refer to section 10.0 “Discontinued Operations.”

Remote Network Solutions

We established Norsat’s Remote Network Solutions segment in 2008 to develop, market and deploy wireless communications systems that can solve connectivity challenges in areas too large to be serviced by Wi-Fi solutions. Our remote network solutions are agnostic toward any specific technology and can be based on different protocols such as Worldwide Interoperability for Microwave Access (“WiMAX”), LTE and/or 4G. These technologies can enable the delivery of “last mile” wireless broadband access as an alternative to cable or DSL and, in some instances, mobile communications. A typical wireless network presents as a hybrid of cellular and cable/DSL networks with radio towers (“BTS”) broadcasting the wireless signal to modem devices (“CPE”) at customer locations. When combined with satellite communications as a backhaul connection, WiMAX allows operators to deploy a cost-effective broadband offering in under-serviced regions of the world. We are exploring the different alternatives available to leverage our technology into this area. As at September 30, 2012, we have yet to recognize any revenues from this segment.

Norsat Power Solutions

In February 2012, we established Norsat’s Power Solutions segment.  This new business segment provides turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors.  It has also developed complementary products for our other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for our Satellite Solutions segment.  As at September 30, 2012, we have recognized approximately $23,000 of revenues from this segment, which is included within the revenues of our Sinclair Technologies segment.

2.3 Markets and Trends

Radio Frequency Based Communications - Markets

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the Private Mobile Radio (“PMR”) industry and specifically by the following industry segments:

●
Public safety and military network operators, including several police forces, military and paramilitary organizations, such as the coast guards and navies, and a large set of ambulance and fire dispatch services;

●
Private sector networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators. These customers are generally served through an extensive set of dealers specializing in radio systems;

●	Mobile radio, public safety, military, cellular, aviation and heavy transport industries; and

●	Original equipment manufacturers.

Sinclair products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems.  Most Sinclair products support both voice and data.

Radio Frequency Based Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are widely used in public safety, national security, natural resource management, and other specialized applications.

●
Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks.  As an example, US Broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks;

●	Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products;

●	Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the PMR market; and

●	Original equipment manufacturers (OEMs) are driving greater efficiencies and increasing their bargaining power by favouring fewer vendors with a broad product portfolio.

Satellite-based Communications - Markets

Our satellite-based communications business includes Norsat’s Satellite Solutions, Microwave Products, Maritime Solutions and Remote Networks Solutions products and services.  These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are “stationary.”  These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and motion video.

The satellite industry continues to see increased demand, primarily driven by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites.  However, some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

We believe that a number of industry trends are positively influencing demand for our products.  Specific trends include the following:

Satellite-Based Communications - Trends

●	There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

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As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

●
In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

●
Major media are experiencing competition from alternative news sources that typically make content available over the Internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

●	The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

●
Major organizations that have global operations are increasingly aware of, and plan for, natural or man-made crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

●	A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

●
Experience with information technology and communication equipment in recent decades has conditioned users to expect that related hardware will become smaller and more portable over time, while offering improved functionality.  Providers who are able to meet this expectation can realize competitive advantages.

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Applications for satellite technology are becoming ubiquitous.  From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery.  As a result, a broader base of users has a need for ground-based satellite equipment.

2.4 Strategy

Provide leading communication solutions

Norsat’s mission is to become a leading provider of innovative communication solutions for challenging applications and environments.  Our primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects in challenging parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after-sales support infrastructure.  In addition, we have a track record of introducing innovative new products to the RF antenna and filter, and satellite industries and we plan to remain a product leader in these areas. With a strong financial base, we continue to invest in research and development for the RF antenna and filter, satellite, and microwave businesses.  These attributes will remain core elements of our strategy, forming the foundation of our organic growth.

Pursue acquisition opportunities

While we continue to focus on organic growth within our existing product segments, we are actively pursuing a mergers-and-acquisition-based growth strategy. As such, we are constantly identifying and evaluating potential candidates that are leaders in their field and that meet our core acquisition criteria of:

●	enhancing our ability to provide communication solutions in challenging environments;
●	providing access to high-end commercial markets; and,
●	increasing our ability to generate a stable revenue stream.

While we believe a proportion of our future growth will come via business combinations, we are proceeding prudently. Any merger or acquisition opportunity must be attractively priced, advance our corporate objectives and have the potential to be accretive to our shareholders.

In January 2011, we acquired Aurora, Ontario-based Sinclair Technologies Holdings Inc. (“Sinclair”), a private company that is a leading provider of antenna and radio frequency conditioning products.

The Sinclair acquisition has proved to be a good fit with our strategy in that it complements our core businesses and supports our goal of becoming a premium provider of communication solutions for challenging environments. Like Norsat’s other product lines, Sinclair products are used all over the world and are often operated in the harshest of environments. Many of Sinclair’s customers, like Norsat’s, rely on the delivery of superior products that can withstand severe elements. Additionally, they expect to access the latest technologies and receive customized solutions. Importantly, Sinclair’s products target different end-markets than Norsat’s products, providing opportunities to expand our market base and generate cross-selling opportunities between the two segments. The integration of Sinclair has enabled Norsat to achieve modest costs savings as a result of efficiencies gained from being a larger organization.

Continue to provide innovative products

We invest in research and development to maintain our status as “best in class”. Our R&D efforts are directed toward enhancing existing product lines and introducing new products. We believe that the development of new products within our various product segments will keep Norsat on the cutting edge of our industry, attract new business and lead to the development of new market verticals.

Expand into new markets

Our long-term objectives include entering new geographic markets and strengthening our reach into existing markets, broadening our customer base, and expanding into new market verticals.

The Sinclair acquisition has strongly supported this strategy. Sinclair products are well established among customers in the commercial space and at the municipal government level and have provided opportunities for Norsat to diversify into these markets. We also see opportunities to sell Sinclair products through our Microwave Products segment, to target design antennas for our maritime and remote segments, and to cross-sell Sinclair products to our existing customers in Europe and the military markets.  To date, we have integrated Sinclair’s sales force with our own and have identified several cross-selling opportunities.  However, as our customers’ sales cycles are typically long, these opportunities may take several quarters to realize, if at all.

Provide a breadth of solutions to our existing customers

Another component of our growth strategy is to expand the breadth of the solutions we provide to each customer.  Currently, the vast majority of our revenues are generated by the hardware and systems we manufacture. We believe there are a number of opportunities to provide ancillary services and third-party hardware components related to these core products.  In particular, we believe customers in challenging environments would benefit from an “end-to-end solution provider” approach, enabling them to purchase all of their secure communication requirements from a single vendor.  Customers could then be confident that all elements would be configured to work well together, and that they would receive comprehensive product support.  Norsat, in turn, would benefit from stronger customer relationships, higher sales, and the long-term development of a stable, recurring revenue stream.

We continue to actively evaluate various technologies and commercial applications that complement our current suite of product and service offerings. Our goal is to become the connectivity solutions provider of choice for challenging applications and environments. In February 2012, we established a new business segment called Norsat Power Solutions. This segment is now providing turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors. It is also developing complementary products for our other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for our Satellite Solutions segment. As an added benefit, the power solutions market provides opportunities to generate recurring revenue streams through the provision of ongoing monitoring or service requirements and through regular upgrade and renewal cycles. The development of new recurring revenue streams is a key strategic objective for Norsat.

We are also seeking out new opportunities in challenging applications and environments where we can offer our expertise to solve communications and logistics problems. We plan on leveraging our secure and reliable products, along with our experience on how to better serve customers and give them the best value and product performance. As we establish more initiatives in the world’s challenging regions and environments, our expectation is that many of the customers we currently serve will have scalable opportunities and will rely on us to assist in further build outs or expansion projects.

Grow our business through existing and new customers

We market the majority of our products in North America through our direct sales force, OEMs, distributors and manufacturer representatives.  In Europe, the Middle East, Africa and Asia, our products are sold through a direct sales force, OEMs, and system integrators.

Almost all of our portable satellite systems sales to the US Government were sold through our direct sales force.  Due to successful deployments with the US Government, additional militaries and governments around the world have become Norsat customers.

We will continue to use, increase and invest in our various sale channels and we are increasingly emphasizing those that enable us to target large commercial customers.  In addition, we are pursuing opportunities to cross-sell our products to customers within all of our segments.

Continue to focus resources prudently

Norsat has been fiscally prudent with regard to expenses and we will continue to focus our resources strategically.  While we seek growth opportunities, we also continue to review opportunities for strategic cost-cutting measures.

3.0 Overview

●
The Sinclair Technologies segment posted a 10% and 24%year-over-year increase in sales for the three and nine months ended September 30, 2012. The Sinclair division, which was acquired on January 21, 2011, continued to perform above historical norms, reflecting a favourable product mix and strong demand, particularly from the public safety and transportation sector. This segment has helped to diversify our product lines with antenna and RF conditioning products, and has also firmly positioned Norsat in the commercial market.

●
Third quarter and nine month Satellite Solutions sales decreased 31% and 14% year-over-year, reflecting lower sales volume to US military and the completion of large components of our FNESS and NATO contracts.

●
We continued to see strong results from our Microwave Products segment, which posted 8% and 16% year-over-year increases in revenue for the three and nine months ended September 30, 2012. These increases were partially driven by increased demand for products, including Ku-band receivers and customized Ka-band receivers. We continue to benefit from our widely recognized reputation within the microwave communications market.

●	For the three and nine months ended September 30, 2012, we achieved stable gross margins of 41% and 43% respectively, in line with the comparable periods in 2011.

3.1 Outlook

Looking forward, demand for our Sinclair RF antenna and filter products is expected to remain robust and we will actively invest in new products for this segment as we respond to customer needs.  Demand for Microwave Products is also expected to continue to benefit from our proven ability to provide modified or custom solutions specific to our customers’ applications.

In the satellite industry, US military spending is projected to remain slow in the near term, resulting in reduced demand.  We have noted competition in the satellite industry has intensified as more companies focus on the satellite terminal and related services markets. Given these anticipated pressures, we will continue to work to diversify our customer and product base, with a focus on militaries beyond the US, as well as the commercial, resource, transportation and public safety segments. As the segment diversifies beyond its traditional military focus, we would expect revenues to increase, however gross margins would be somewhat lower.

We remain focused on implementing a business model that will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden our portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify our base of customers to include non-defense customers.

Currently, we are working to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, and continued enhancement of existing product lines, as well as greater diversification by geographic region and by industry vertical, and a broadening of the solutions we provide to customers. We are also continually evaluating strategic opportunities that will improve our overall operating and financial performance.

While we will maintain our strict focus on preserving a sustainable cost structure, we anticipate higher costs of production and higher operating costs as investments are made to pursue our strategic objectives.  We are cognizant of the extent of the current credit crisis and will remain vigilant in our credit granting practices, however, we believe our exposure to bad debt is relatively low overall. Most of our trade accounts receivables are generated from various military and large commercial customers, which are not believed to be at risk of default. Additionally, the balance of amounts owing is spread over a diverse range of customers.

Finally, we will continue to actively pursue merger and acquisition opportunities. The current recessionary trends, coupled with our strong financial position and capital structure, have created excellent conditions for realizing growth through business combinations. However, we will not undertake any transaction unless it meets strict criteria to provide strong value, furthers our strategic objectives and has the potential to be accretive to shareholders.

4.0 Financial Review

4.1 Non-IFRS Measurements1813

The following are non-IFRS measurements. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the unaudited condensed interim consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2012.

EBITDA

EBITDA is a non-IFRS measure which we use to manage and evaluate operating performance. It is reconciled to IFRS in the tables below:

EBITDA (1)
('000)	Three months ended September 30,
	2012	2011	Change
EBITDA	$1,659	$1,813	$(154)	(8%)
Interest	(136)	(162)	26	(16%)
Amortization	(373)	(419)	46	(11%)
Taxes	86	(575)	661	>100%
Foreign exchange	(414)	552	(966)	>100%
Reorganization	153	(106)	259	>100%
Net earnings for the period	$975	$1,103	$(128)	(12%)

EBITDA for the three months ended September 30, 2012 was lower by 8% to $1.7 million, compared to the same period last year. Reduced gross profit contribution of $0.5 million from the Satellite Systems segment and a $0.1 million reduction in gross profit contribution from Sinclair Technologies where offset by reduced operating expenses and $0.2 million increase in gross profit from the Microwave Products segment.

EBITDA (1)
('000)	Nine months ended September 30,
	2012	2011	Change
EBITDA	$3,549	$3,357	$192	6%
Interest	(384)	(444)	60	(14%)
Amortization	(1,118)	(1,132)	14	(1%)
Taxes	2,495	(1,122)	3,617	>100%
Foreign exchange	(360)	564	(924)	>100%
Reorganization	81	(592)	673	>100%
Net earnings for the period	$4,263	$631	$3,632	>100%

EBITDA for the nine months ended September 30, 2012 improved by $0.2 million or 6% to $3.5 million. This reflects gross profit contribution increases of $1.4 and $0.5 million, respectively, from the Sinclair Technologies and Microwave Products segments. These gains were partially offset by a $0.7 million reduction in gross profit contribution from the Satellite Solutions segment. Selling and distributing expenses resulting from investments in sales and marketing resources, including the launch of Norsat Power, also increased during the period, as did commission and bonus expenses related to the Company’s improved financial performance.

Note
(1) EBITDA refers to earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange. Reorganization costs include acquisition costs and discontinued operations. EBITDA is a non-IFRS performance measure. We believe that, in addition to net earnings, EBITDA is a useful complementary measure of pre-tax profitability and is commonly used by the financial and investment community for valuation purposes.  However, EBITDA does not have a standardized meaning prescribed by IFRS. Investors are cautioned that EBITDA should not be construed as an alternative to net earnings determined in accordance with IFRS as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Our method of calculating EBITDA may differ from the methods used by other entities and, accordingly, our EBITDA may not be comparable to similarly titled measures used by other entities.

Working Capital

We use working capital changes as a supplemental financial measure in our evaluation of liquidity. We believe that monitoring working capital items assists in assessing the efficiency of allocation of short-term financial resources. Working capital is calculated by subtracting current liabilities from current assets. As at September 30, 2012, working capital increased to $6.5 million, from $5.1 million at December 31, 2011.

Current Ratio

Current Ratio is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We believe that monitoring our current ratio helps to assess the health of our liquidity.  Current Ratio is defined as current assets divided by current liabilities. As at September 30, 2012, our current ratio was 1.4 times compared to 1.3 times as at December 31, 2011.

4.2 Results of Operations for the Three Months Ended September 30, 2012

Sales and Gross Margin

	Three months ended September 30,
	2012	2011	Change
Sales (in '000s)
Sinclair Technologies	$5,951	$5,415	$536	10%
Satellite Solutions	2,381	3,426	(1,045)	(31%)
Microwave Products	2,665	2,457	208	8%
Total	$10,997	$11,298	$(301)	(3%)

Gross Profit Margin
Sinclair Technologies	41%	47%	(6%)
Satellite Solutions	40%	43%	(3%)
Microwave Products	44%	40%	4%
Total	41%	45%	(4%)

Quarterly results from our business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes.  In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other three segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

For the three months ended September 30, 2012, total sales were $11.0 million, compared to $11.3 million in Q3 2011.

Sales from the Sinclair Technologies segment improved 11% to $6.0 million, from $5.4 million during the same period in 2011, reflecting stronger-than-normal demand, especially in the safety and transportation sectors.

Satellite Solutions sales, which now include our Maritime antenna sales, declined to $2.4 million, from $3.4 million in Q3 2011. The year-over-year decline reflects lower equipment and services sales to the US military, as well as substantial completion of the NATO and equipment portion of the FNESS contracts, both of which benefitted prior-year results. There were no Maritime antenna sales in the third quarter compared to $0.2 million the same quarter last year.

Third quarter sales of Microwave Products improved to $2.7 million from $2.5 million in 2011. The $0.2 million increase was partially driven by increased demand for products, including Ku-band receivers and customized Ka-band. We continue to benefit from our widely recognized reputation within the microwave communications market.

On a consolidated basis, third quarter gross margin percentages declined from 45% to 41%. As anticipated, gross profit margins from the Sinclair Technologies segment were a more typical 41% in Q3 2012, compared to the 47% achieved in Q3 2011. Last year’s gross margins from the Sinclair segment were higher than normal, partially due to the release of an inventory provision (approximately $0.3 million, or 5% gross profit equivalent) as conditions were no longer present that required the provision.

Gross profit margins from the Satellite Solutions segment declined to 40%, from 43% in Q3 2011. This decrease was anticipated and reflects lower selling prices for some existing product lines, together with the absence of higher-margin equipment sales as part of the FNESS contract which benefited last year’s results. Also, gross margins were lower due to lower proportion of high-margin service revenues.

Third quarter gross profit margins for Microwave Products improved to 44% from 40% over the same period last year, reflecting the sale of higher margin customized products.

Expenses

('000s)	Three months ended September 30,
	2012	2011	Change
Selling and distributing expenses	$1,965	$1,398	$567	41%
General and administrative expenses	993	1,688	(695)	(41%)
Product development expenses, net	289	537	(248)	(46%)
Other expenses	577	(377)	954	>100%
Total expenses	$3,824	$3,246	$577	18%

For the three months ended September 30, 2012, total expenses increased to $3.8 million, from $3.2 million in Q3 2011 as we continued to invest in our sales channels.

Third quarter selling and distributing expenses increased to $1.9 million, from $1.4 million in 2011, reflecting investments in additional sales and marketing resources, including $0.2 million of costs for the launch of the new Norsat Power segment. Sales commissions and bonuses were also higher in Q3 2012 due to achieving certain revenue and earnings targets.

General and administrative expenses decreased to $1.0 million, from $1.7 million last year, reflecting the absence of approximately $0.6 million in bonus accrual for the former president of Sinclair. The balance of the decrease reflects lower employee costs.

('000s)	Three months ended September 30,
	2012	2011	Change
Direct expenses	$637	$624	13	2%
Amortization	103	145	(42)	(29%)
Transfer to Cost of Sales	(28)	(44)	16	(36%)
Less: Government contribution	(423)	(188)	(235)	>100%
Total product development expenses, net	$289	$537	$(248)	(46%)

Third quarter net product development expenses decreased by $0.2 million, to $0.3 million, reflecting a higher recovery from government contributions. Gross product development expenses were consistent with last year at $0.6 million, reflecting the Company’s commitment to ongoing product development activities.

Other expenses for the three months ended September 30, 2012 were $0.6 million, compared to an income of $0.4 million during the same period last year. The increase in expenses primarily reflects an unfavourable foreign exchange variance from translating Canadian dollar-denominated payables and loans into US dollars. This was partially offset by lower interest expenses.

Net earnings for the period

('000s), except per share amounts	Three months ended September 30,
	2012	2011	Change
Earnings/(loss) before income taxes	$736	$1,784	$(1,048)	(59%)
Income tax expense/(recovery)	(86)	575	(661)	>100%
Net earnings from
continuing operations	$822	$1,209	$(387)	(32%)
Net earnings (loss) from
discontinued oprations	$153	$(106)	$259	>100%
Net earnings for the peirod	$975	$1,103	$(128)	(12%)

Basic earnings (loss) per share
Earnings from continuing operations	$0.01	$0.02	$(0.01)	(32%)
Earnings (loss) from discontinued operations	$0.00	$(0.00)	$0.00	-
Total	$0.02	$0.02	$(0.01)	(11%)
Diluted earnings (loss) per share
Earnings from continuing operations	$0.01	$0.02	$(0.01)	(32%)
Earnings (loss) from discontinued operations	$0.00	$(0.00)	$0.00	-
Total	$0.02	$0.02	$(0.00)	(11%)

Third quarter earnings before income taxes decreased to $0.7 million, from $1.8 million in the third quarter last year, mostly relating from the negative foreign exchange impact of approximately $1.0 million.

Third quarter net earnings from continuing operations declined by $0.4 million to $0.8 million due primarily to the $1.0 million negative foreign exchange impact, partially offset by a $0.6 million reduction in net tax expense resulting from our recent legal reorganization.

Our legal structure was reorganized on June 29, 2012 such that all the assets and liabilities of Sinclair Technologies Inc. (“STI”), a wholly owned subsidiary of Sinclair Technologies Holdings Inc. (“STHI”), were transferred to STHI. STHI was a wholly owned subsidiary of Norsat. Immediately following the reorganization, all the assets and liabilities of STHI were transferred to Norsat. As of June 29, 2012, STI and STHI were dissolved under the Business Corporation Act (Ontario) and hence, ceased to exist as legal entities. “Sinclair Technologies” continues to operate as a division of Norsat.

During the third quarter, we sold our maritime vessel monitoring unit, with related revenues and costs being reclassified to net earnings (loss) from discontinued operations. Please refer to Section 10.0 “Discontinued Operations”.

Third quarter net earnings were $1.0 million, or $0.02 per share, basic and diluted, down slightly from $1.1 million, or $0.02 per share, basic and diluted, during the same period last year.

4.3 Results of Operations for the Nine Months Ended September 30, 2012

Sales and Gross Margin

	Nine months ended September 30,
	2012	2011	Change
Sales (in '000s)
Sinclair Technologies	$18,511	$14,978	$3,533	24%
Satellite Solutions	6,215	7,212	(997)	(14%)
Microwave Products	7,105	6,132	973	16%
Total	$31,831	$28,322	$3,509	12%

Gross Profit Margin
Sinclair Technologies	44%	44%	0%
Satellite Solutions	38%	43%	(5%)
Microwave Products	44%	42%	2%
Total	43%	43%	0%

For the nine months ended September 30, 2012, total sales increased by $3.5 million or 12% to $31.8 million, from $28.3 million during the same period last year.

The Sinclair Technologies segment was a significant contributor to this improvement, with sales increasing to $18.5 million, from $15.0 million year-over-year. This gain reflects the positive impact of nine months contribution from the Sinclair Technologies segment, compared to just over eight months contribution last year. Sales from this segment were also above historical norms, reflecting strong demand, especially in the public safety and transportation sectors.

Nine-month Satellite Solutions sales decreased to $6.2 million, from $7.2 million during the same period in 2011. The change in sales reflects lower equipment and services sales to the US military. In addition, Maritime Solutions-related sales declined by about $0.2 million.

Microwave Products sales increased to $7.1 million for the nine months ended September 30, 2012, from $6.1 million during the same period in 2011. This gain reflects higher volumes, as well as the addition of new products suitable for airborne applications.

On a consolidated basis, gross margin percentage was 43% for the first three quarters of 2012, on par with last year. Gross profit from the Microwave Products segment improved to 44%, from 42% due to higher demand for more customized products. Sinclair Technologies maintained a gross margin percentage of 44%, consistent with last year. As anticipated, gross profit margins from the Satellite Solutions segment declined to 38%, from 43% in 2011, reflecting lower margins on the FNESS and NATO contracts, together with lower selling prices for some existing product lines. Also, gross margins were lower due to lower proportion of high-margin service revenues.

Expenses

('000s)	Nine months ended September 30,
	2012	2011	Change
Selling and distributing expenses	$5,681	$4,243	$1,438	34%
General and administrative expenses	3,761	4,908	(1,147)	(23%)
Product development expenses, net	1,600	1,405	195	14%
Other expenses	815	(95)	910	>100%
Total expenses	$11,857	$10,461	$1,396	13%

For the nine months ended September 30, 2012, total expenses increased to $11.9 million, from $10.5 million in 2011.

Selling and distributing expenses increased to $5.7 million, from $4.2 million in 2011. This increase included approximately $0.5 million of costs related to the launch of the new Norsat Power segment, higher sales commissions and bonuses due to achieving certain revenue and earnings targets, and the added costs of operating the Sinclair Technologies segment for an extra month in 2012.

General and administrative expenses decreased to $3.8 million, from $4.9 million during the nine months ended September 30, 2012. This reduction primarily reflects the absence of $0.5 million in acquisition costs incurred in the first two quarters of 2011 as part of the Sinclair transaction. The lower G&A expense also reflects savings in employee related costs. Partially offsetting these reductions were the added costs of operating the Sinclair division for one extra month in the 2012 period.

('000s)	Nine months ended September 30,
	2012	2011	Change
Direct expenses	$2,187	$1,806	$381	21%
Amortization	326	404	(78)	(19% )
Transfer to Cost of Sales	(56)	(44)	(12)	27%
Less: Government contribution	(857)	(761)	(96)	13%
Total product development expenses, net	$1,600	$1,405	$195	14%

Net product development expenses increased to $1.6 million, from $1.4 million last year, reflecting nine full months of Sinclair operations. Direct expenses increased by $0.4 million, reflecting continued investment in research and development of next-generation product offerings. Increases in direct costs were offset by an approximately $0.1 million increase in government contributions and a $0.1 million decrease in amortization costs. Product development continues to be a core focus for us and is reflected through our development programs in the Sinclair Technologies and Satellite Solutions business units.

Other expenses for the nine months ended September 30, 2012 were $0.8 million, compared to other income of $0.1 million during the same period last year. The reduction in other expenses primarily reflects an unfavourable foreign exchange variance from translating Canadian dollar-denominated payables and loans into US dollars, partially offset by lower interest expenses.

Net earnings for the period

('000s), except per share amounts	Nine months ended September 30,
	2012	2011	Change
Earnings before income taxes	$1,687	$1,855	$(168)	(9% )
Income tax expense/(recovery)	(2,495)	1,122	(3,617)	>100%
Net earnings from
continuing operations	$4,182	$733	$3,449	>100%
Net earnings (loss) from
discontinued oprations	$81	$(102)	$183	>100%
Net earnings for the peirod	$4,263	$631	$3,632	>100%

Basic earnings (loss) per share
Earnings from continuing operations	$0.07	$0.01	$0.06	>100%
Earnings (loss) from discontinued operations	$0.00	$(0.00)	$0.00	—
Total	$0.07	$0.01	$0.06
Diluted earnings (loss) per share
Earnings from continuing operations	$0.07	$0.01	$0.06	>100%
Earnings (loss) from discontinued operations	$0.00	$(0.00)	$0.00	—
Total	$0.07	$0.01	$0.06

For the nine months ended September 30, 2012, earnings before income taxes were $1.7 million, compared to $1.9 million during the same period in 2011. This change was primarily the result of the positive gross profit contribution of $1.2 million, offset by unfavourable foreign exchange impact of approximately $1.0 million.

Net earnings from continuing operations for the first nine months of 2012 increased by $3.5 million to $4.2 million. As a result of the Company’s recent legal restructuring, we recorded a deferred income tax recovery of $3.0 million and reduced current tax expenses.

As discussed above, we sold our maritime vessel monitoring unit during the period, with related revenues and costs being reclassified to earnings/loss from discontinued operations. Please refer to Section 10.0 ‘Discontinued Operations’ for details.

Net earnings for the nine months ended September 30, 2012 increased to $4.2 million, from $0.7 million last year. Earnings per share increased to $0.07 per share, basic and diluted, from $0.01 per share, basic and diluted, during the same period last year.

4.4 Summary of Quarterly Results

Quarterly Financial Data
('000s), except for earnings per share	Three months ended
	Mar 31	Jun 30	Sep 30	Dec 31
2012	$	$
Sales	10,409	10,425	10,997
EBITDA (1)	1,156	734	1,659
Net earnings (loss) for the period	518	2,771	975
Net earnings (loss) per share from continuing operations - basic	0.01	0.05	0.01
Net earnings (loss) per share from continuing operations - diluted	0.01	0.05	0.01
Weighted average common shares outstanding -	#	#	#
Basic ('000s)	58,317	58,197	58,037
Diluted ('000s)	58,343	58,197	58,039

2011	$	$	$	$
Sales	8,599	8,427	11,298	9,469
EBITDA (1)	1,053	491	1,813	961
Net earnings (loss) for the period	(187)	(285)	1,102	(221)
Net earnings (loss) per share from continuing operations - basic	(0.00)	(0.00)	0.02	(0.00)
Net earnings (loss) per share from continuing operations - diluted	(0.00)	(0.00)	0.02	(0.00)
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	57,082	58,364	58,351	58,317
Diluted ('000s)	57,082	58,364	58,380	58,317

2010	$
Sales	4,887
EBITDA (1)	666
Net earnings for the period	514
Net earnings per share - basic	0.01
Net earnings per share - diluted	0.01
Weighted average common shares outstanding -	#
Basic ('000s)	53,677
Diluted ('000s)	53,855

Note
(1) Earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange and is a non-IFRS measure. EBITDA is reconciled to its nearest IFRS measure, Net earnings for the period in Section 4.1 - “Non-IFRS Measurements”.

 Quarterly results from our four revenue generating business segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other three segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflects this strategy, as Sinclair’s sales are generally more evenly distributed than those of our other segments, and tend to be strongest during periods when sales from our other segments are relatively weak. For the short-term, we have mitigated revenue instability in our Satellite Solutions segment through the addition of revenues from the FNESS contracts discussed in our annual 2011 MD&A, creating a revenue backlog which will help to reduce volatility in our financial results over the next several quarters.

4.5 Liquidity and Financial Condition

Liquidity

Our principal cash requirements are for working capital and capital expenditures.

Our balance sheet remains strong. As at September 30, 2012, we had $4.4 million in cash and cash equivalents, an increase of $0.2 million from $4.2 million as at December 31, 2011. Cash and cash equivalents increased by $0.7 million from the second quarter of 2012. To meet our working capital requirements and to provide additional short-term liquidity each period, we may draw on our $4.7 million operating line of credit. As at September 30, 2012 there were no amounts drawn under our operating line of credit.

Cash generated from operating activities was approximately $1.4 million and $1.7 million, respectively, for the three and nine months ended September 30, 2012, compared to $0.4 million and $1.9 million for the comparable periods in 2011.

For the three and nine months ended September 30, 2012, approximately $79,000 and $87,000 of cash was used in investing activities, compared to approximately $27,000 and $15.4 million during the same periods in 2011. Investing activities for the nine months ended September 30, 2011 were comprised of the $15.2 million of cash used to acquire Sinclair.

For the three and nine months ended September, 2012 we used up approximately $0.7 million and $1.5 million in financing activities, compared to approximately $0.4 million and $11.8 million cash over the comparable periods in 2011. Financing activities for the nine months ended September 30, 2011 included $12.0 million in loan proceeds related to the Sinclair acquisition loan. For the nine months ended September 30, 2012, we purchased $0.1 million of treasury shares, which is equivalent to 279,800 common shares at a weighted average share price of $0.46.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

As at September 30, 2012, working capital1 was at $6.5 million compared to $5.1 million at December 31, 2011. The current ratio2 as at September 30, 2012 was 1.4 times compared to 1.3 times as at December 31, 2011.

1 Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure. See Section 4.1 – “Non-IFRS Measurements”.
2 Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure. See section 4.1 – “Non-IFRS Measurements”.

Trade and other receivables was $7.8 million as at September 30, 2012, down from $7.9 million as at December 31, 2011. We collected $1.1 million in SADI and DTAPP receivables, offset by additions to receivables from SADI and DTAPP of $0.9 million. The balance of $0.1 million reflects the timing of collections of trade and other trade receivables over the nine months ended September 30, 2012.

Trade and other payables and accrued liabilities decreased by $1.6 million to $5.5 million as at September 30, 2012, from $7.1 million as at December 31, 2011. The reduction is mostly related to payments of December 31, 2011 accrued bonuses and general settlement of trade payables.

Inventory as at September 30, 2012 was $8.9 million compared to $10.2 million as at December 31, 2011, a decrease of $1.3 million.  The reduction in inventory was a result of our focused efforts to reduce inventory levels and also reflects the impact of the $0.2 million increase to our provision for excess and slow-moving inventory.

As of September 30, 2012, shareholders’ equity increased to $23.6 million from $18.7 million at December 31, 2011, an increase of $4.9 million.  This increase reflects the $4.3 million improvement in earnings, a $0.2 million increase in contributed surplus from stock-based compensation on options and restricted share units, and a $0.5 million increase in accumulated other comprehensive income due to unfavorable foreign exchange movement, partially offset by $0.1 million of treasury shares for future settlement of restricted share units granted during the second quarter.

Going forward, we may deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of the current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined above.

4.6 Capital Resources

Our capital resources as at September 30, 2012 were in cash and cash equivalents. As at September 30, 2012, we had cash and cash equivalents of $4.4 million. We plan to continue to fund cash requirements through operations. If required, we have credit facilities in place that can be drawn upon.

On September 17, 2012, HSBC Bank of Canada (the “Bank”), amended the terms and conditions of the Company’s credit facilities. As at September 30, 2012, the Company had the following externally imposed capital requirements under its operating line of credit agreement and acquisition loan agreement:

●	Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

●
Debt service coverage ratio cannot be less than 0.70 to 1.00 for the fiscal year ending December 31, 2012 and cannot to be less than 1.00 thereafter. Ratio is based on EBITDA less cash taxes and unfunded capital expenditures divided by aggregate principal and interest payments made during the relevant fiscal year – calculated annually beginning December 31, 2012,

●	Funded debt to EBITDA, less unfunded capital expenditures (“Debt to EBITDA Ratio”) cannot exceed:
°	3.50:1.00 for the three months ending September 30, 2012
°	3.00:1.00 for the period ending December 31, 2012, and
°	2.50:1.00 thereafter – calculated quarterly, on a rolling 12 month basis

Credit Facilities

Operating Lines of Credit

On September 17, 2012, the Bank amended the terms and conditions of our credit facilities. We secured an additional non-revolving demand note of $1.0 million to assist in financing our working capital requirements. The demand note is subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread and/or the Bank’s LIBOR rate plus an applicable spread. The applicable spread ranges from 1% to 4% depending on our funded debt to EBITDA ratio determined quarterly on a rolling 12 month basis based on our consolidated financial statements. As at September 30, 2012, we had no borrowings outstanding with respect to the non-revolving demand note.

During the three months ended September 30, 2012, our revolving demand note with HSBC Bank USA was reduced from $950,000 to $900,000 with the US50,000 being reallocated to our credit card facilities. As at September 30, 2012, we had no borrowings outstanding with respect to the revolving demand note.

As at September 30, 2012 and November 6, 2012, we had access to undrawn credit facilities totaling $4.7 million.

Acquisition Loan

Under the original terms and conditions of the acquisition loan from HSBC Bank of Canada (the “Bank”), we are required to repay an amount equal to the greater of (a) 5% of the original balance, and (b) 30% of our net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant financial year.  Pursuant to this formula, we were required to pay $600,000, related the financial year ended December 31, 2011 to the Bank no later than April 30, 2012.  On April 26, 2012, the Bank amended the terms and conditions of the acquisition loan by allowing us to repay the $600,000 over the period from May 1, 2012 to April 30, 2013 in equal monthly installments of $50,000 plus interest.

On September 17, 2012, the Bank amended the terms and conditions of the acquisition loan by giving us the option to repay any amounts calculated under option (b) over a 12 month consecutive period from the payment due date in monthly equal installments plus interest.

For the three and nine months ended September 30, 2012, we repaid $0.8 million and $2.0 million in principal against our acquisition loan.

As at September 30, 2012 and November 6, 2012, our combined weighted average interest rate and spread rate was 3.99% and 4.01%, respectively (2011 – 4.04%).

As at September 30, 2012 and November 6, 2012, we were in compliance with our debt covenants.

During this interim period, we reclassified the acquisition loan to current liabilities at December 31, 2011 and September 30, 2012 as this loan is due on demand.

Although the acquisition loan is due on demand, the Company does not believe that the demand feature will be exercised. Assuming payment of the acquisition loan is not demanded, scheduled repayment on the acquisition loan over the next five years are shown under Section 4.7 “Contractual Obligations and Contingencies”.

Strategic Aerospace and Defense Initiative (SADI)

In 2008, we were awarded a Cdn$5.97 million repayable contribution by the Canadian Ministry of Industry’s SADI program. The SADI award provided external validation of the excellence of our research and development activities, while also supporting our continued investment in technological innovation.

For the three and nine months ended September 30, 2012, the Company recorded $0.4 million and $0.8 million (three and nine months ended September 30, 2011- $0.2 million and $0.8 million) as a reduction to product development expense in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. Total cash received was $nil and $1.0 million for the three and nine months ended September 30, 2012 (three and nine months ended September 30, 2011- $0.3 million and $1.1 million). As at September 30, 2012, $1.2 million remains in trade and other receivables (December 31, 2011- $1.3 million) relating to the SADI program.

Repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2012 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2013. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).  As at September 30, 2012, the Company did not accrue any liability for repayment as the amount cannot yet be determined.

Digital Technology Adoption Pilot Program (DTAPP)

In February 2012, we entered into an agreement with the National Research Council Canada (“NRC”), as represented by its Industrial Research Assistance Program. Under this agreement, NRC agrees to reimburse us 80% of salary costs and 50% of contractor fees incurred between January 16, 2012 and March 31, 2015 related to eligible projects that adopt digital technology to improve productivity. The NRC has agreed to provide us with maximum funding of Cdn$99,993 for the first project covering the time period January 16, 2012 to March 31, 2012. Repayment of contributions received is not required.

For the three months ended March 31, 2012, we recorded $83,653 relating to DTAPP as a reduction to expenses in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. During the three months ended June 30, 2012, we received the amount in full and nil remains in trade and other receivables. This project has been completed.

In July 2012, we entered into an agreement with the NRC relating to a separate project that adopts digital technology to improve productivity (“July 2012 DTAPP”). The NRC has agreed to reimburse us 80% of salary costs incurred between June 1, 2012 and February 28, 2013 relating to the project. The NRC has agreed to provide us with maximum funding of Cdn$99,999.

For the three months ended September 30, 2012, we have recorded approximately $34,000 as a reduction to expenses in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income relating to the July 2012 DTAPP agreement. Total cash received was approximately $20,000 for the three and nine months ended September 30, 2012. As at September 30, 2012, we had recorded approximately $14,000 in receivables relating to this project for costs incurred.

In August 2012, we entered into an agreement with the NRC relating to a separate project that adopts digital technology to improve productivity (“August 2012 DTAPP”). The NRC has agreed to reimburse us 80% of salary costs and 75% contractor fees incurred between August 1, 2012 and March 15, 2015 relating to the project. The NRC has agreed to provide us with maximum funding of Cdn$90,000.

For the three months ended September 30, 2012, we have recorded approximately $8,000 as a reduction to expenses in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income relating to the August 2012 DTAPP agreement. As at September 30, 2012, the same amount remained in trade and other receivables.

On a combined basis, we have recorded a total of $0.5 million and $1.0 for the three and nine months ended September 30, 2012 as a reduction to operating expense in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income relating to SADI and DTAPP. Total cash received was approximately $20,000 and $1.1 million for the three and nine months ended September 30, 2012 (three and nine months ended September 30, 2011- $0.3 million and $1.1 million). As at September 30, 2012, $1.2 million remains in trade and other receivables (December 31, 2011- $1.3 million) relating to the SADI and DTAPP programs.

Research and Development, Patents and Licenses, etc.

For the three and nine months ended September 30, 2012, we invested $0.6 million and $2.2, respectively,  into product development compared to  $0.6 million and 1.8 million in the comparable period last year, reflecting the Company’s commitment to ongoing product development activities.

4.7 Contractual Obligations and Contingencies

Our known contractual obligations at September 30, 2012, are quantified in the following table:

('000s)	Remaining 2012	2013	2014	2015	2016	2017 and after	Total
Acquisition loan	$750	$3,200	$3,000	$788	$—	$—	$7,738
Promissory note payable	—	725	—	—	—	—	725
Inventory purchase obligations	2,837	1,984	164	—	—	—	4,985
Operating lease obligations	157	692	719	324	298	8	2,198
Total	$3,744	$6,601	$3,883	$1,112	$298	$8	$15,646

In the normal course of business, we enter into purchase commitments, including inventory purchase obligations as disclosed above. We have operating lease commitments that extend to June 2017. During the nine months ended September 30, 2012, we renewed the office leases for our Aurora, Ontario premise until December 31, 2014 and Lincoln, England premise until June 2017. In addition, we are required to make contingent repayment of SADI government contributions starting in 2013 based on fiscal 2012 performance. As at September 30, 2012, we did not accrue any liability for repayment as the amount cannot yet be determined.

Legal Proceedings

From time to time we may enter into legal proceedings relating to certain potential claims. It is impossible at this time for us to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to our consolidated financial position.

4.8 Issued Capital

Stock Option Plan

On May 9, 2012, our shareholders approved the adoption of a new stock option plan (the “New Stock Option Plan”) in order to modernize and incorporate the changes to the Toronto Stock Exchange (the “TSX”) policies and regulations. In addition, the New Stock Option Plan addresses recent amendments to applicable Canadian income tax regulations, whereby issuers are required to collect withholding taxes from optionees in connection with option exercises.

Under the New Stock Option Plan, any increase in the number of outstanding common shares of the Company will result in an increase in the number of common shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan will result in an additional grant being available under the plan. All validly outstanding options existing on May 9, 2012 will be counted for the purposes of calculating what may be issued under the New Stock Option Plan.

As at September 30, 2012, a total of 1,759,400 stock options were outstanding at exercise prices ranging from Cdn$0.36 to Cdn$1.51 per share. For the three and nine months ended September 30, 2012, we charged approximately $47,000 and $138,000 to operating expenses as share based payments with a corresponding increase in contributed surplus (three and nine months ended September 30, 2011 – approximately $52,000 and $66,000).

A total of 12,000 options were granted at an average exercise price of Cdn$0.36 and weighted average fair value of Cdn$0.15 during the three months ended September 30, 2012. A total of 146,000 options were granted at an average exercise price of Cdn$0.49 and weighed average fair value of Cdn$0.24 during the nine months ended September 30, 2012.

During the nine months ended September 30, 2012, we recalculated the forfeiture rate based on historical experience. As a result, we adjusted our forfeiture rate from 14% to 18% effective April 1, 2012. Stock based compensation expense was adjusted prospectively.

Restricted Share Unit Plan

On May 9, 2012, our shareholders approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) as part of a new long term incentive plan developed to attract and retain our employees. This RSU Plan is valid for ten years after the date of adoption.

On May 9, 2012 we granted 341,173 restricted share units (“RSUs”) to directors, officers and employees that fully vest after a 34 month period, with one third of the grants vesting on May 9, 2013, one third vesting on May 9, 2014 and one third on March 9, 2015. Upon vesting the participants will receive one common share for each RSU share held. The only performance condition is the lapse of time and that the participant remains in our employ for the specified periods. The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying our share price at grant date by the number of RSUs granted. The resulting fair value is then adjusted by an estimated forfeiture rate of 18% and then recognized over the vesting period. Since there are three vesting periods, the recognition of expenses is front loaded with most of the expenses recognized during the first year following the grant date. The measurement of the compensation expense is recorded as a charge to operating expenses over the vesting period of the award.

As at September 30, 2012, a total of 334,738 restricted share units were outstanding. For the three and nine months ended September 30, 2012, we charged approximately $19,000 and $32,000 to operating expenses as share based payments with a corresponding increase in contributed surplus (three and nine months ended September 30, 2011 – nil).

5.0 Off Balance Sheet Arrangements

As at September 30, 2012 and November 6, 2012, we did not have any off balance sheet arrangements.

6.0 Transactions with Related Parties

Compensation of key management personnel including our President and Chief Executive Officer, Chief Financial Officer, General Manager and former President of a significant subsidiary are as follows:

	Three months ended September 30,		Nine months ended September 30,
('000s)	2012	2011	2012	2011
Short-term employee benefits	$290	236	$1,567	$791
Share based payments	22	6	52	10
Total	$312	$242	$1,619	$801

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period related to key management personnel.

7.0 Proposed Transactions

As at November 6, 2012, we had not committed to any asset or business acquisitions or dispositions.

8.0 Critical Accounting Estimates and Accounting Policies

Accounting Estimates

Critical accounting estimates are described in Section 8.0 – “Critical Accounting Estimates” of our 2011 annual MD&A found at www.sedar.com. When preparing the unaudited condensed interim consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from these judgments, estimates and assumptions.

The judgements, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in our last annual financial statements for the year ended December 31, 2011, with the addition of the following estimates:

Recognition of Government Contributions

We recognize Government contributions of eligible expenditures when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We estimate Government contributions based on labour costs and expenses incurred and its belief of what will ultimately be approved for payment by Government agencies.  Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from our estimation.

Share-based Payment of Restricted Share Units

We measure the cost of share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units, we use the TSX share price at grant date as fair value of the restricted share units. The resulting fair value of the restricted share units is then adjusted for an estimated forfeiture amount. Determining the forfeiture rate is based on historical experience. Actual number of restricted share units that vest is likely to be different from estimation.

Accounting Policies

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2011.

During the nine months ended September 30, 2012, we added the following accounting policy:

Treasury Shares

When we reacquire our own shares, the amount of the consideration paid is recognized as a deduction from shareholders’ equity. No gains or losses are recognized in the Consolidated Statements of Earnings on the purchase, sale issue or cancellation of our own shares. Repurchased shares are classified as treasury shares and are presented as a deduction from total shareholders’ equity. We have granted restricted share units as part of our long term incentive plan. We shall purchase common shares in the open market to satisfy the delivery of these share units. Treasury shares are recorded at the cost of the shares acquired in the open market. When treasury shares are sold or released subsequently, the amount received is recognized as an increase in treasury shares, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

New Accounting Pronouncements

The International Accounting Standards Board (IASB) has issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities). The amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements. The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 Consolidated Financial Statements replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. Based on current facts and circumstances, we do not expect to be materially affected by the application of this standard.

IFRS 11 Joint Arrangements provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities—Non-monetary Contributions by Venturers. Based on current facts and circumstances, we do not have any joint arrangements as defined by IFRS 11, and hence, we do not expect to be affected by the application of this standard.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The effective date is annual periods beginning on or after January 1, 2013. Based on current facts and circumstances, we do not expect to be materially affected by the application of this standard.

IFRS 13 Fair Value Measurements explains how to measure fair value by providing a clear definition and introducing a single set of guidance for (almost) all fair value measurements. It clarifies how to measure fair value when a market becomes less active and improves transparency through additional disclosures. The effective date is annual periods beginning on or after January 1, 2013. Based on current facts and circumstances, we do not expect to be materially affected by the application of this standard.

The amendments to IAS 1 Presentation of Financial Statements require companies to group together items within Other Comprehensive Income (“OCI”) that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments to this standard do not change the nature of the items that are currently recognized in OCI. The effective date is annual periods beginning on or after January 1, 2013. Based on current facts and circumstances, we do not expect to be materially affected by the application of this standard.

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement, and is currently being developed in stages by the IASB. The IASB has decided to delay implementation until periods beginning on or after January 1, 2015, with early application permitted. We are currently assessing the impact of this standard.

9.0 Outstanding Share Data

We have 100,000,000 shares of Common Stock authorized, of which 58,036,732, net of 279,800 treasury shares, were outstanding at September 30, 2012 and at November 6, 2012.

As at November 6, 2012, we had 1,759,400 options outstanding to acquire common shares at exercise prices ranging from Cdn$0.36 to Cdn$1.51 per share.

10.0 Discontinued Operations

On July 17, 2012, we sold Norsat Italia S.r.l., a wholly owned subsidiary of the Company for cash consideration of Euro 70,000. Norsat Italia S.r.l operated our vessel monitoring unit which formed part of the Company’s Maritime segment. The unit was not considered a discontinued operation or classified as held for sale at June 30, 2012 or December 31, 2011. We were committed to a plan to sell the unit following June 30, 2012. The Consolidated Statements of Earnings and Comprehensive Income have been re-presented to show the discontinued operation separately from continued operations.

	Three months ended September 30,		Nine months ended September 30,
('000)	2012	2011	2012	2011
Results of discontinued operation
Revenue	$23	$83	$278	$416
Expenses/(Recovery)	$(36)	$189	$291	$518
Results from operating activities	59	(106)	(13)	(102)

Gain on sale of discontinued operation	94	—	94	—
Net Earnings (loss) for the period from discontinued operations	$153	$(106)	$81	$(102)

Net earnings (loss) per share - basic	0.00	(0.00)	0.00	(0.00)
Net earnings (loss) per share - diluted	0.00	(0.00)	0.00	(0.00)

Weighted average number of shares outstanding
Basic	58,037	58,351	58,183	57,954
Diluted	58,039	58,380	58,185	58,035

Cash flows provided by discontinued operation
Net cash provided by operating activities	—	36	84	58
Net cash provided by investing activities	25	—	25	—
Net cash provided by financing activites	—	—	—	—
Net cash flows for the period	$25	$36	$109	$58

11.0 Risks and Uncertainties

There have been no significant changes or updates to our risk and risk management approach and discussion as outlined in Section 12 – “Risks and Uncertainties” of our annual 2011 MD&A found at www.sedar.com.

Investors should carefully consider the risks and uncertainties described in its annual 2011 MD&A before making an investment decision. If any of the risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

12.0 Disclosure Controls and Internal Controls over Financial Reporting

12.1 Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

12.2 Internal Controls over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

12.3 Changes in Internal Controls over Financial Reporting

During the nine months ended September 30, 2012, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.